 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated October 4, 2019 announcing corporate developments.

Ferroglobe Provides Corporate Update

LONDON, Oct. 4, 2019 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), the world’s leading producer of silicon metal and a leading silicon- and manganese- based specialty alloy producer, announced today the following corporate developments.

Disposal of Non-Core Assets

Ferroglobe has successfully completed and closed two previously-announced asset sales.

On September 28, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, to an affiliate of Cedie, S.A. for $3.5 million.  Additionally, the Company’s subsidiary Silicon Smelters (Pty.) Ltd. has completed the sale of its remaining timberlands in South Africa to Mphome Agric (Pty.) Ltd., for net proceeds of ZAR 130 million ($8.58 million).   This transaction was finalized, and the proceeds received, on October 4, 2019.

Appointment of Chief Operating Officer and Deputy CEO

Ferroglobe is pleased to announce the appointment of Benoist Ollivier, PhD as Chief Operating Officer and Deputy Chief Executive Officer, effective October 1, 2019.  Dr. Ollivier will work closely with division managers to set operational strategy and oversee its execution. He will be in charge of a number of initiatives supporting the Company’s near-term focus on cash generation, including cost savings and efforts to release working capital.  Dr. Ollivier holds a PhD in Mineral Chemistry and has over twenty-five years of experience in the industry. He has been a senior member of the Ferroglobe and Grupo FerroAtlántica management teams since 2005, with extensive experience in both R&D and production management in Europe as well as overseas.  Most recently, he has served as EVP - Operations for Europe, Africa and Asia and EVP - Technology and R&D.

Cost Reduction and Working Capital Release Initiatives

Given the current market environment, Ferroglobe is making further adjustments to its global production platform.  In addition to previously announced production curtailments, the Company is taking steps to extend or bring forward planned outages over the fourth quarter at several facilities in an effort to streamline operations, adapt production to reduced demand, and release working capital.  The following is a summary of these initiatives.

Europe and South Africa

•	In France, two furnaces producing ferrosilicon in Chateau-Feuillet were idled on September 30, 2019, and a third, in Laudun, will be idled on November 15.
•	Also in France, three silicon furnaces will be idled on October 7 - two in Montricher and one in Laudun.
•	As a reminder, the silicon plant in Polokwane, South Africa has been idled since August 1st and silicon production has been reduced at the plant in Sabon, Spain.

North America

•	The Bécancour, Québec joint venture facility producing silicon metal has idled its furnace #4 since August 30, 2019 and its furnace #3 since September 30.
•

The Bridgeport, Alabama facility (producing ferrosilicon) was idled on September 1. Customer orders from this plant have been shifted to the Beverly, Ohio facility in order to optimize utilization and economics.

The foregoing shutdowns are planned to last for a period of four to six months. Ferroglobe will continue to monitor market conditions to determine when the subject furnaces should be restarted. A review of manganese alloys production adjustments is also underway. These operational changes complement ongoing corporate initiatives including, but not limited to, the relocation of Ferroglobe’s headquarters from London to Madrid.

Pedro Larrea, Ferroglobe’s CEO, commented, “Today’s announcements reinforce management’s focus on adapting to the evolving market and taking actions aimed at enhancing and optimizing our production footprint and overall competitiveness, with a strong emphasis on generating cash.  As we look ahead, we will continue to monitor supply and demand dynamics across our product portfolio and take further actions as required to ensure a return to profitability and effective management of working capital.”  Mr. Larrea added, “Implementation of such a plan requires global coordination and swift action across various functions.  The appointment of Benoist as COO and Deputy CEO not only helps ensure the successful execution of current initiatives but sets the foundation for greater oversight of our global platform.  Benoist has significant experience in and deep knowledge of our business and has been an integral part of the organization since the creation of Ferroglobe.  I have every confidence that he will leverage his knowledge and relationships very effectively.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)